Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Roar Engeland

Roar Engeland, EVP in Orkla ASA, has on 18 November 2008 bought 10 000 shares in Orkla ASA at an average price of NOK 39.87 per share.

After this transaction, Roar Engeland and his close associates own 144 004 shares and 840 000 options in Orkla ASA.

Orkla ASA
Oslo, 18 November 2008

Contact:
Rune Helland, Orkla SVP Investor Relations,
Tel: +47 2254 4411

Lars Røsæg, Orkla Investor Relations,
Tel: +47 2254 4426